

April 7, 2011

Via E-mail
Steven A. Burd
Chief Executive Officer
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588

> **Re: Safeway Inc.**
> **Form 10-K for the fiscal year ended January 1, 2011**
> **Filed February 28, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2011**
> **File No. 1-00041**

Dear Mr. Burd:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended January 1, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 21

1. We note that you do not quantify the impact of a number of factors that contributed to the change in sales. It would be useful to investors to understand (a) the effect of changes in customer counts and average transaction size per shopping trip in your analysis of identical store sales, excluding fuel, and (b) the reasons for any changes in the retail price of fuel. Finally, please provide a discussion and analysis of other revenue to the extent changes in such revenue is significant to the overall change between years. Alternatively, please tell us why you believe enhanced disclosure is not useful to investors. Please refer to Item 303(a)(3) of Regulation S-K and Section III.B.4 of SEC Release No. 34-48960.

Liquidity and Financial Resources, page 25

2. Refer to your disclosure on page 26 regarding the substantial portion of your cash held in Canada and the material tax cost of repatriating Canadian earnings. Please tell us what consideration was given to quantifying the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries and the impact, if any, on your liquidity stemming from the significant cash balance in Canada. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Consolidated Balance Sheets, page 36

3. Explain to us and disclose the nature of the components other than your self-insurance liability that comprise accrued claims and other long term liabilities totaling $654.8 million as of fiscal year-end 2010. Advise us if such amounts are reflected in the contractual obligations table on page 29. If not, please explain to us why you have excluded the items from the table and related footnote disclosure.

Note A: The Company and Significant Accounting Policies, page 41

4. Refer to where you state your investment in Casa Ley is reported using the equity method and is recorded on a one-month delay basis because financial information for the latest month is not available from Casa Ley in time to be included in Safeway's consolidated results until the following reporting period. Explain to us if the earnings or losses and financial position of Casa Ley are determined in accordance with accounting principles generally accepted in the United States for purposes of applying the equity method of accounting.

Note K: Employee Benefit Plans and Collective Bargaining Agreements, page 58

5. Please explain how you concluded your estimated long-term rate of return on the U.S. pension plan assets of 8.5% is reasonable and consistent with the requirements of FASB ASC paragraph 715-30-35-47. In this regard, appropriate consideration should be given to the returns being earned by the plan assets. Refer to page 24 where you state, "For 2010, the Company's assumed rate of return was 8.5% on U.S. pension assets and 7.0% on Canadian pension assets. Over the 10-year period ended January 1, 2011, the average rate of return was approximately 4% for U.S. and 5% for Canadian pension assets." Please summarize for us by asset class your actual long term returns on U.S. pension plan assets. In this regard, provide to us your historical return experience over the 10, 15, and 20-year periods ended January 1, 2011 by asset class.

Note J: Taxes on Income, page 55

6. You indicate that a provision has not been made for U.S. taxes on $2,051.1 million of undistributed earnings of your foreign operations that could be subject to taxation if

remitted to the U.S. You further disclose that your intention is to reinvest these earnings in the foreign operations for an indefinite period of time, or to repatriate such earnings only when tax-efficient to do so. Please tell us how you believe your policy complies with FASB ASC paragraph 740-30-25-17.

7. Please describe the specific plans you have for reinvestment of the undistributed earnings of your foreign operations which demonstrates that remittance of these earnings would be postponed definitely.

8. Please clarify why you believe it is not practicable to determine the amount of unrecognized deferred tax liability related to the approximately $2 billion in undistributed earnings.

9. We note your Form 8-K dated March 8, 2011 disclosing the dividend from Canada and expected income tax expense of $80 million. Please tell us the date the Board approved the dividend and when the dividend was initially discussed prior to the Board's approval. In this regard, specifically tell us how you were able to conclude that none of your undistributed earnings from Canada would be remitted in the foreseeable future such that income taxes were not accrued. See FASB ASC 740-30-25-19. Further, please tell us if you will be utilizing unrecognized foreign tax credits referred to in your disclosure on page 56 to reduce your liability.

Note M: Commitments and Contingencies, page 63

10. We note your disclosures here regarding the *State of California, ex rel. Bill Lockyer (subsequently ex. Rel. Jerry Brown) v. Safeway Inc. dba Vons, et al.* You have not disclosed either the possible loss or range of loss which appears unusual given the stage of this matter. Please either provide a range of loss, or provide explicit disclosure for this matter that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the matter.

Item 9A. Controls and Procedures, page 67

11. We note your statement that "[your] management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, the Company's management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and provide us with your proposed disclosure.

Item 15. Exhibits and Financial Statement Schedules, page 70

12. With your next current or periodic report, please file complete copies of material agreements, including all exhibits, schedules, and attachments or advise us why you are not required to file these documents. See Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided all of the schedules and/or exhibits to the following exhibit:

- Exhibit 10(iii).17 – Form of Credit Agreement, dated June 1, 2005;

The above is an example only and not necessarily all inclusive. Please ensure that your material contracts on file are complete.

Definitive Proxy Statement on Schedule 14A

Performance Payouts, page 25

13. We note that the payout amounts under your "Will to Win" bonus plan ranged from 12% to 50% of each employee's maximum payout under the "Operating Bonus Plan." With a view toward understanding how you calculated the amounts paid to each of your named executive officers, please disclose the maximum payout amounts under the "Operating Bonus Plan" applicable to each of your named executive officers and the percentage of such payout awarded under the "Will to Win" bonus plan and provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula at (202) 551-3339 or Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief